NEXA RESOURCES ANNOUNCES 2023 YEAR-END
MINERAL RESERVES AND MINERAL RESOURCES

Luxembourg, March 27, 2024 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces its 2023 Year-End Mineral Reserves and Mineral Resources (“MRMR”) relating to its operations and projects located in Peru and Brazil.

Commenting on the MRMR update, Ignacio Rosado, CEO of Nexa Resources, said “Our mineral exploration program in 2023 was focused on identifying new mineralized zones in our operating mines including Aripuanã, where significant results from the Babaçu infill drilling program defined new Mineral Reserves, and increased Mineral Resources.

As a major polymetallic mine operator and the 5th largest zinc producer worldwide, Nexa has a unique portfolio of operating mines with excellent exploration potential and a pipeline of greenfield exploration projects. In 2024, our mineral exploration program will remain focused on the replacement of Mineral Reserves and upgrading Mineral Resources through infill drilling campaigns.”

2023 Year-End Mineral Reserves and Mineral Resources Highlights

Mineral Reserves

Note: “Addition” refers to new tonnages from brownfield and infill drilling and “Revision” refers to changes in Mineral Reserves due to changes in mine design, changes in economic parameters, leading to a model review and update. Reserve numbers refer to zinc mines and projects.

▪	As of December 31, 2023, Proven and Probable Mineral Reserves estimates amounted to 110.4 million tonnes containing 4,031kt of zinc (at higher average zinc grade) compared with 100.6 million tonnes containing 3,540kt of zinc as of December 31, 2022. The increase was mainly driven by infill and brownfield drilling at Aripuanã, partially offset by mining production depletion. Nexa’s 2023 Year-End Mineral Reserves estimate also reflects changes in continuous refining of its geological modelling. Another addition to Mineral Reserves is the re-inclusion of the Atacocha Mineral Reserves from the underground and open pit mines, which were not included in 2022. Positive results from the Cerro Pasco Integration Project economic study carried out during 2023 support the declaration of Mineral Reserves. The Pasco Integration Project is designed to further integrate the Atacocha and El Porvenir mines to increase production and extend mine life by eliminating the main bottlenecks in each operation, increasing mill capacity, and opening up additional exploration potential including at the integration mineralized body.

▪	The net revision of -34kt of zinc was primarily due to the increase in cut-off at Aripuanã (-140kt) balanced by stope layout and cut-off revisions at Cerro Lindo, and El Porvenir (106kt).
▪	The Proven and Probable Mineral Reserves at the Cerro Lindo Mine were estimated to total 41.15Mt at 1.49% Zn, 0.22% Pb, 0.55% Cu and 22.6 g/t Ag as of December 31, 2023, a 0.7% decrease from 41.43Mt at 1.57% Zn, 0.22% Pb, 0.59% Cu and 22.5 g/t Ag as of December 31, 2022. The decrease was the result of mining production depletion during 2023, balanced by infill drilling in mine extensions (+23kt of zinc), and stope layout and cut-off revisions (+28kt of zinc). Mineral Reserve depletion during 2023 accounted for -5.98Mt containing 90kt of zinc.
▪	The Proven and Probable Mineral Reserves at the Vazante Mine were estimated to total 11.33Mt at 9.62% Zn, 0.21% Pb, and 13.8 g/t Ag as of December 31, 2023, down 16% from 13.50Mt at 9.64% Zn, 0.27% Pb and 15.2 g/t Ag as of December 31, 2022. The decrease was the result of mining production depletion during 2023, and geotechnical revision at Lumiadeira area (-28kt of contained zinc). Mineral Reserve depletion during 2023 accounted for -1.70Mt containing 184kt of zinc. In 2023, Nexa added 2.11Mt of Probable Mineral Reserves with 87kt of contained zinc from the Aroeira tailings deposit after a hydrogeological and environmental study.
▪	The Proven and Probable Mineral Reserves at the El Porvenir Mine were estimated to total 14.65Mt at 4.11% Zn, 1.20% Pb, 0.23% Cu and 72.9 g/t Ag as of December 31, 2023, a 5.5% decrease from 15.50Mt at 3.60% Zn, 1.07% Pb, 0.19% Cu and 66.0 g/t Ag as of December 31, 2022. The decrease is the balance result from mining depletion, and the addition of 106kt of contained zinc from stope layout and model revision. Mineral Reserve depletion during 2023 accounted for -2.20Mt containing 62kt of zinc.
▪	The Proven and Probable Mineral Reserves at the Atacocha (Underground) Mine were estimated to total 5.66Mt at 4.33% Zn, 1.34% Pb, 0.40% Cu, 79.8 g/t Ag, and 0.07g/t Au as of December 31, 2023. The Proven and Probable Mineral Reserves at the Atacocha (Open Pit) Mine were estimated to total 4.38Mt at 0.99% Zn, 1.15% Pb, 34.9 g/t Ag, and 0.27g/t Au as of December 31, 2023.
▪	The Proven and Probable Mineral Reserves at the Aripuanã Mine were estimated to total 31.07Mt at 4.35% Zn, 1.66% Pb, 0.15% Cu, 40.6 g/t Ag and 0.22 g/t Au as of December 31, 2023, a 3.2% increase from 30.12Mt at 3.42% Zn, 1.25% Pb, 0.17% Cu, 32.1 g/t Ag and 0.23 g/t Au as of December 31, 2022. The Babaçu infill drilling program carried out during 2023 provided new Probable Mineral Reserves of 9.10Mt at 5.56% Zn, 2.19% Pb, 0.11% Cu, 49.6 g/t Ag, and 0.14g/t Au as of December 31, 2023, totaling an increase of 506kt of contained zinc in the reserves. We reported a loss of -140kt of contained zinc due to an increase in cut-off impacting mostly low-grade ores. Mineral Reserve depletion during 2023 accounted for -1.56Mt containing 44kt of zinc.

Mineral Resources

Note: “Addition” refers to new tonnages from brownfield and greenfield drilling and “Revision” refers to changes in Mineral Resources due to changes in reclassification, mine design, changes in economic parameters, leading to a model review and update. Mineral Resource numbers refer to zinc mines and projects.

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▪	As of December 31, 2023, Nexa estimated Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) were 3,259kt of contained zinc compared with 3,432kt as of December 31, 2022. The Addition and Revision accounted for a net decrease of -173kt of contained zinc mostly due to conversion of Mineral Resources to Mineral Reserves at Aripuanã after the Babaçu infill drilling, and at the Atacocha (Underground) and Atacocha (Open Pit) Mines following the Pasco Integration Project study.
▪	At Vazante Aroeira tailings, a hydrogeologic and environmental study resulted in conversion of 108kt of contained zinc from Indicated Mineral Resources to Mineral Reserves. At the Atacocha (Underground) and Atacocha (Open Pit) Mines, the Pasco Integration Project accounted for a -175kt and -44kt reduction in contained zinc, respectively, after conversion to Mineral Reserves.
▪	As of December 31, 2023, Nexa estimated Inferred Mineral Resources of 6,897kt of contained zinc, compared with the total of 6,626kt at the end of 2022. The addition of 543kt of contained zinc was mostly incorporated through the Babaçu drilling at Aripuanã. The net revision reduction of -271kt of contained zinc is mostly due to model revisions and reclassification at Vazante and conversion of Inferred Mineral Resources to Mineral Reserves at Babaçu.

Exploration Outlook

Our exploration strategy for 2024 is aimed at focusing on Mineral Resource expansion through brownfield and infill drilling near operating mines and extension drilling on advanced projects.

A total of 66,050 meters of drilling is planned for 2024, including 42,100 meters in Peru (63%) and 23,950 meters in Brazil (37%). At Cerro Lindo, we plan to drill a total of 23,100 meters including exploratory drilling at Patahuasi Millay, Pucasalla and its extensions, located in the northern side of the Cerro Lindo Mine and extension drilling at Orebodies 8B, 9, 5 and 6A, located southeast of the mine.

At the Cerro Pasco Complex (El Porvenir and Atacocha), we plan to drill 8,500 meters divided between Pasco Integration Project targets to extend the mineralized hydrothermal breccia to upper levels of the deposit and at Don Lucho, VAM and Porvenir 9 targets. At the Hilarión and Florida Canyon Zinc projects, our focus will be to advance geological mapping and integration of geological data to define the exploration strategy for the years ahead.

At Aripuanã, the strategy will be to drill 9,000 meters to identify the mineralization in the Massaranduba target to validate the continuation of the deposit in the southeast side of the Aripuanã Mine. At Vazante, we plan to carry out 12,350 meters of brownfield drilling, 7,050 to extend known orebodies such as Sucuri and Sucuri North and 5,300 meters of infill drilling at the BDMG Orebody to convert Inferred Mineral Resources into Indicated Mineral Resources.

In Namibia, we plan to drill 3,000 meters of exploratory drilling to continue investigating copper mineralization in the Tsumeb trend.

We expect to continue advancing our drilling campaigns and developing our pipeline of projects in regional areas with additional 13,100 meters of diamond drilling, prioritizing belts for exploratory drilling and Mineral Resource expansion to consolidate our Zinc and Copper portfolio with optimized investments between them.

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Mineral Reserves and Mineral Resources Tables

MINERAL RESERVES

The following table shows our estimates of Mineral Reserves prepared with an effective date of December 31, 2023 (except as indicated below).

Table 1. Nexa Year-End Mineral Reserves as of December 31, 2023 (except as indicated below) for Zinc operating mines on a 100% basis

NOTES TO MINERAL RESERVES TABLE

The total amounts and content presented in Table 1 have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the Mineral Reserve estimates for each property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in each property.

Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves have an effective date as of December 31, 2023.

The Qualified Person for the Mineral Reserves estimates for Cerro Lindo is Cristovão Teofilo dos Santos, B.Eng., FAusIMM, a Nexa employee; for Vazante and Vazante Aroeira Tailings it is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa employee; for Aripuanã it is Vitor Ferraz Viana, B.Eng., FAusIMM, a Nexa employee; and for El Porvenir, Atacocha (Underground) is Varun Bhundhoo, ing., a SLR Consulting (Canada) Ltd. employee, and for Atacocha (Open Pit) is Hugo Miranda, MBA, SME (RM), a SLR International Corporation employee.

Cerro Lindo Mine: Mineral Reserves are estimated at an NSR break-even cut-off value of US$40.86/t processed. Some incremental material with values between US$32.99/t and US$40.86/t was included. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.36% for Zn, 85.23% for Cu, 66.53% for Pb, and 68.78% for Ag. A minimum mining width of 5.0 m was used. Dilution and extraction factors are applied based on stope type and location. Bulk density varies depending on mineralization domain.

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Vazante Mine: Mineral Reserves are estimated at a NSR cut-off value of US$66.31/t processed. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 87.19% for Zn, 23.93% for Pb, and 42.00% for Ag. A minimum mining width of 4.0 m was applied.

Vazante Aroeira Tailings: Mineral Reserves are estimated at a NSR cut-off value of US$25.44/t processed. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Vazante Aroeira Tailings average head grades are 67.86% for Zn, 40.74% for Pb, and 42.00% for Ag. A minimum mining unit of 10 m x 10 m x 2 m was applied.

El Porvenir Mine: Mineral Reserves are estimated at NSR cut-off grade values ranging from US$63.77/t to US$67.04/t for SLS areas and US$65.77/t to US$69.04/t for C&F areas depending on the zone. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 89.21% for Zn, 14.60% for Cu, 80.01% for Pb, and 77.51% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

Atacocha (Underground) Mine: The Mineral Reserves were estimated at a NSR cut-off of US$69.00/t for SLS areas and US$71.07/t for C&F areas depending on the zone. A number of incremental material (with values between US$45.09/t and US$69.00/t for SLS and values between US$47.16/t and US$71.07/t for C&F mining were included in estimate. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 77.51% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

Atacocha (Open Pit) Mine: Mineral Reserves are estimated at a NSR cut-off value of US$16.21/t. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); lead: US$2,000.29/t (US$0.91/lb); silver: US$21.17/oz; and gold: US$1,630.93/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 70.44% for Zn, 83.97% for Pb, 75.76% for Ag and 65.46% for Au.

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Aripuanã Mine: Mineral Reserves are estimated at a NSR break-even cut-off value of US$63.40/t processed was estimated from forecasted operating costs and some incremental material between US$49.20/t and US$63.40/t was included. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); silver: US$21.17/oz; and gold: US$1,630.93/oz. Metallurgical recoveries are accounted for NSR calculations based on metallurgical testworks and are variable as a function of head grade and ore type. Recoveries at Life of Mine average head grade for a Mix of 80% Stratabound and 20% Stringer material are 90.06% for Zn, 60.00% for Cu, 84.92% for Pb, 68.00% for Ag, and 67.80% for Au. A minimum mining width of 4.0 m was applied.

Numbers may not add due to rounding.

The point of reference for Mineral Reserves in Table 1 is mill feed materials.

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MINERAL RESOURCES

The following table shows our estimates of Mineral Resources (exclusive of Mineral Reserves) in operating mines prepared with an effective date of December 31, 2023 (except as indicated below).

Table 2. Nexa Year-End Mineral Resources as of December 31, 2023 (except as indicated below) for Zinc operating mines on a 100% basis

Interest/ Ownership	Class	Tonnage	Grade					Contained Metal				
		(Mt)	Zinc (%)	Copper (%)	Silver (g/t)	Lead (%)	Gold (g/t)	Zinc (kt)	Copper (kt)	Silver (koz)	Lead (kt)	Gold (koz)
Mines												
Cerro Lindo (83.48%)	Measured	4.40	1.93	0.65	23.1	0.24	-	84.9	28.6	3,268	10.6	-
	Indicated	3.30	1.06	0.47	24.4	0.22	-	35.0	15.5	2,589	7.3	-
	Subtotal	7.70	1.56	0.57	23.7	0.23	-	119.9	44.1	5,857	17.9	-
	Inferred	9.28	1.54	0.25	32.6	0.42	-	142.9	23.2	9,726	39.0	-
El Porvenir (83.48%)	Measured	0.66	3.47	0.27	57.7	0.95	-	22.9	1.8	1,225	6.3	-
	Indicated	3.22	3.25	0.20	63.2	0.97	-	104.7	6.4	6,540	31.2	-
	Subtotal	3.88	3.29	0.21	62.2	0.97	-	127.6	8.2	7,765	37.5	-
	Inferred	11.06	3.83	0.24	82.9	1.32	-	423.6	26.5	29,471	146.0	-
Atacocha Underground (75.96%)	Measured	1.05	3.47	0.27	55.0	0.98	-	36.4	2.8	1,857	10.3	-
	Indicated	2.52	3.30	0.36	54.9	0.92	-	83.2	9.1	4,448	23.2	-
	Subtotal	3.57	3.35	0.33	54.9	0.94	-	119.6	11.9	6,305	33.5	-
	Inferred	8.06	4.09	0.56	77.3	1.21	-	329.7	45.1	20,031	97.5	-
Atacocha Open Pit (75.96%)	Measured	1.80	1.28	-	31.4	0.87	0.19	23.0	-	1,818	15.7	11.0
	Indicated	3.88	1.05	-	29.0	0.90	0.24	40.7	-	3,616	34.9	29.9
	Subtotal	5.68	1.12	-	29.8	0.89	0.22	63.7	-	5,434	50.6	40.9
	Inferred	1.70	1.27	-	32.7	1.15	0.22	21.6	-	1,787	19.6	12.0
Vazante Mine (100%)	Measured	0.48	8.40	-	12.4	0.25	-	40.3	-	191	1.2	-
	Indicated	1.40	9.64	-	4.0	0.08	-	135.0	-	182	1.1	-
	Subtotal	1.88	9.32	-	6.2	0.12	-	175.3	-	373	2.3	-
	Inferred	12.77	10.27	-	12.9	0.21	-	1,311.0	-	5,289	27.4	-
Vazante Aroeira Tailings (100%)	Measured	-	-	-	-	-	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-	-	-	-	-	-
	Subtotal	-	-	-	-	-	-	-	-	-	-	-
	Inferred	0.66	4.21	-	7.9	0.25	-	27.8	-	167	1.7	-
Morro Agudo (100%)	Measured	-	-	-	-	-	-	-	-	-	-	-
	Indicated	12.94	3.51	-	-	0.59	-	454.3	-	-	75.9	-
	Subtotal	12.94	3.51	-	-	0.59	-	454.3	-	-	75.9	-
	Inferred	3.91	3.91	-	-	0.53	-	152.7	-	-	20.7	-
Aripuanã (100%)	Measured	0.35	2.60	0.39	23.1	0.86	0.36	9.1	1.4	260	3.0	4.1
	Indicated	5.19	3.95	0.18	35.0	1.46	0.27	205.0	9.3	5,840	75.8	45.1
	Subtotal	5.54	3.86	0.19	34.2	1.42	0.28	214.1	10.7	6,100	78.8	49.2
	Inferred	38.75	3.47	0.33	45.7	1.39	0.43	1,344.6	127.9	56,935	538.6	535.7
Subtotal	**Measured**	**8.74**	**2.48**	**0.40**	**30.7**	**0.54**	**0.05**	**216.6**	**34.6**	**8,619**	**47.1**	**15.1**
	Indicated	**32.45**	**3.26**	**0.12**	**22.3**	**0.77**	**0.07**	**1,057.9**	**40.3**	**23,215**	**249.4**	**75.0**
	Total	**41.19**	**3.09**	**0.18**	**24.0**	**0.72**	**0.07**	**1,274.5**	**74.9**	**31,834**	**296.5**	**90.1**
	Inferred	**86.19**	**4.36**	**0.26**	**44.5**	**1.03**	**0.20**	**3,753.9**	**222.7**	**123,406**	**890.5**	**547.7**

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The following table shows our estimates of Mineral Resources (exclusive of Mineral Reserves) for our zinc exploration projects prepared with an effective date of December 31, 2023 (except as indicated below).

Table 3. Nexa Year-End Mineral Resources as of December 31, 2023 (except as indicated below) for Zinc projects on a 100% basis

The following table shows our estimates of Mineral Resources for our copper project portfolio prepared with an effective date of December 31, 2023 (except as indicated below).

Table 4. Nexa Year-End Mineral Resources for Copper projects on a 100% basis

NOTES TO MINERAL RESOURCES TABLES

The Qualified Person for the Mineral Resources estimate for Vazante, Vazante Aroeira Tailings, Morro Agudo and Aripuanã is José Antonio Lopes, B.Geo., FAusIMM, a Nexa employee; and for Cerro Lindo, El Porvenir, Atacocha (Open Pit), Atacocha (Underground) and Hilarión, Florida Canyon Zinc and Magistral projects is Jerry Huaman Abalos, B.Geo., MAusIMM(CP), a Nexa employee. The tonnage and content amounts presented in Tables 2, 3 and 4, represents 100% of the Mineral Resources estimates for each property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in each property.

Mineral Resources have an effective date as of: (a) December 31, 2023, for Cerro Lindo, El Porvenir, Atacocha (Underground), Atacocha (Open Pit), Vazante, Morro Agudo and Aripuanã Mines; (b) December 31, 2022, for the Hilarion project; (c) October 30, 2020, for the Florida Canyon Zinc project, and (d) December 31, 2021, for the Magistral project.

Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.

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Cerro Lindo Mine: Mineral Resources are estimated at an NSR cut-off value of US$40.86/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.36% for Zn, 85.23% for Cu, 66.53% for Pb, and 68.78% for Ag. A minimum mining width of 4.0 m was used to create resource shapes. Bulk density varies depending on mineralization domain.

Vazante Mine and Vazante Aroeira Tailings: Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (Calamine) the resources are estimated at a NSR cut-off value of US$27.91/t for soil and US$32.92/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated at a NSR cut-off value of US$29.06/t and for Hypogene Mineralization (Willemite) a cut-off value of US$66.31/t for all resources shapes. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average hypogene mineralization (Willemite) head grades are 87.19% for Zn, 23.93% for Pb, and 42.00% for Ag. Recovery at supergene mineralization is 55.00% for Zn. Recoveries for Aroeira Tailings are 67.86% for Zn, 40.74% for Pb and 42.00% for Ag. A minimum thickness of 3.0 m for underground SLS, open pit shell for Calamine and above original topography for tailings. Bulk density was assigned based on rock type.

El Porvenir Mine: Mineral Resources are estimated at NSR cut-off grade values ranging from US$63.77/t to US$67.05/t for SLS areas and US$65.77/t to US$69.04 for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 89.21% for Zn, 14.60% for Cu, 80.01% for Pb, and 77.51% for Ag. A minimum mining width of 4.0 m was used for C&F and a minimum mining width of 3.0 m was used for SLS resource stopes shapes respectively. Bulk density varies depending on mineralization domain.

Atacocha (Underground) Mine: Mineral Resources are estimated at a NSR cut-off value of US$69.00/t for SLS, and US$71.07/t for C&F. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 77.51% for Ag. A minimum mining width of 4.0 m was used for C&F and a minimum mining width of 3.0 m was used for SLS resource stopes shapes respectively. Density was assigned based on rock type.

Atacocha (Open Pit) Mine: Mineral Resources are reported within optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$22.44/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); lead: US$2,300.33/t (US$1.04/lb); silver: US$24.35/oz; and gold: US$1,875.57/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 70.44% for Zn, 83.97% for Pb, 75.76% for Ag, and 65.46% for Au. Mineral Resources are reported within open pit shell. Density was assigned based on rock type.

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Aripuanã Mine: Mineral Resources reported using a cut-of value of US$63.40/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); silver: US$24.35/oz; and gold: US$1,875.57/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 90.06% for Zn, 60.00% for Cu, 84.92% for Pb, 68.00% for Ag, and 67.80% for Au. A minimum thickness of 3.0 m was used for stopes shapes. Bulk density varies depending on mineralization domain.

Morro Agudo Mine: Mineral Resources are reported within underground mining shapes and the NSR cut-off values are calculated based on the life of mine costs for each mine. Morro Agudo: US$51.84/t and Bonsucesso: US$55.83/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb) and lead: US$2,300.33/t (US$1.04/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Morro Agudo are 89.96% for Zn and 71.69% for Pb, and for Bonsucesso are 92.50% for Zn and 61.10% for Pb. A minimum thickness of 3.0 m was applied for Bonsucesso and 4.5 m for Morro Agudo underground. Density was assigned based on rock type. On March 19, 2024, Nexa announced the suspension of its mining operations at the Morro Agudo Mine effective May 1, 2024.

Hilarión: Mineral Resources are reported within underground mining shapes. The NSR cut-off is calculated based on the LOM costs: US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,245.91/t (US$1.47/lb); lead: US$2,332.46/t (US$1.06/lb); and silver: US$22.66/oz. Metallurgical recoveries are based on historical processing data: zinc (90.0%), lead (86.0%), and silver (72.0%). A minimum thickness of 4.0 m was used for stopes shapes. Bulk density was assigned based on rock type.

Florida Canyon Zinc: Mineral Resources are reported using a cut-off values of US$41.40/t NSR for SLS, US$42.93/t for C&F and US$40.61/t for Room & Pillar mine areas. The NSR cut-off is calculated based on the LOM costs: US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$2,816.00/t (US$1.27/lb); lead: US$2,196/t (US$1.00/lb); and silver: US$19.4/oz. Metallurgical recoveries are based on historical processing data: zinc (90.0%), lead (86.0%), and silver (72.0%). A minimum thickness of 3.0 m was used for sub-level stopes and Cut and Fill, and 4.0 m for Room and Pillars. Bulk density was assigned based on rock type.

Magistral: Mineral Resources are reported using NSR cut-off value: US$5.99/t (Porf. San Ernesto, Porf. Sara and Porf. H), US$5.51/t (Mixto), US$5.48/t (Skarn). Mineral Resources estimates are based on average long-term metal prices for the NSR calculations are: Resources Pit: copper: US$8,272.00/t (US$3.75/lb); molybdenum: US$21,829.00/t (US$9.90/lb); and silver: US$21.34/oz. Reserves Pit: copper: US$7,302.4/t (US$3.26/lb); molybdenum: US$19,286.4/t (US$8.61/lb); and silver: US$18.56/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical data and vary from 79.3% in skarn to 92.5% in San Ernesto porphyry for copper, 51.3% in skarn and 79.2% in San Ernesto porphyry for molybdenum, and 70% for Ag. Bulk densities ranging from 2.59 t/m3 to 3.30 t/m3 depending on the rock type.

Numbers may not add due to rounding.

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The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

There are no Mineral Reserves at Morro Agudo, and at the Hilarión, Florida Canyon Zinc and Magistral projects.

The point of reference for Mineral Resources in Tables 2, 3 and 4 is mill feed materials.

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Technical Information

Jose Antonio Lopes, B.Geo., FAusIMM: 224829, a Mineral Resources manager, a Qualified Person for purposes of NI 43-101 and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedarplus.ca under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and it is ramping up Aripuanã, its sixth mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Minas Gerais, Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Mineral Reserve and Mineral Resource Estimates

All Mineral Reserve and Mineral Resource estimates of the Company disclosed or referenced in this news release have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“2014 CIM Definition Standards”), whose definitions are incorporated by reference in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for the metals indicated per mine and project. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F.

Mineral Reserve: is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Probable Mineral Reserve: is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven Mineral Reserve: is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for eventual economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

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Inferred Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

Indicated Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Measured Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

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We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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